ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

June 9, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 4720
Washington, D.C.  20549

Attention:	Mara L. Ransom/Lilyanna Peyser/Scott Anderegg — Legal
James Allegretto/Jason Niethamer — Accounting

Re:	The Michaels Companies, Inc.
Registration Statement on Form S-1
Filed December 20, 2013 and amended May 1, 2014, June 2, 2014, and
June 9, 2014
File No. 333-193000

Ladies and Gentlemen:

On behalf of The Michaels Companies, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find below additional information to supplement the Company’s prior responses to comment 1 contained in the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 15, 2014 regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the Staff’s comment has been reproduced in its entirety below.

General

1.                                      Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

RESPONSE:

The Company supplementally advises the Staff, based on an assumed initial public offering price of $18.00, the mid-point of the price range set forth in the Company’s letter to the Commission, dated June 5, 2014, the required dilution disclosure will be presented in a subsequent amendment to the Registration Statement as demonstrated below.  The actual dilution table to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control.  Nevertheless, the Company believes that the foregoing dilution table will not be subject to significant change.

DILUTION

If you invest in our Common Stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Common Stock and the net tangible book value per share of our Common Stock after this offering. Dilution results from the fact that the initial public offering price per share of Common Stock is substantially in excess of the net tangible book value per share of our Common Stock attributable to the existing stockholders for our presently outstanding shares of Common Stock. Net tangible book value deficiency per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets, which excludes goodwill, net intangible assets and debt issue costs, less total liabilities) by the number of shares of Common Stock outstanding at May 3, 2014.

Our net tangible book value deficiency as of May 3, 2014 was $(2,878) million, or $(16.42) per share of our Common Stock, based on 174 million shares of our Common Stock outstanding immediately prior to the closing of this offering after giving effect to a 1.476-for-one stock split effected on June 6, 2014. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

After giving effect to the receipt of the estimated net proceeds from the sale by us of 28 million shares, assuming an initial public offering price of $18.00 per share (the mid-point of the offering range shown on the cover of this prospectus) and after giving effect to a 1.476-for-one stock split effected on June 6, 2014 and to the application of the estimated net proceeds from this offering as described under ‘‘Use of Proceeds,’’ our net tangible book value deficiency at May 3, 2014 would have been $(2,428) million, or $(13.85) per share of Common Stock. This represents an immediate increase in net tangible book value per share of $2.57 to existing stockholders and an immediate decrease in net tangible book value per share of $31.85 to you. The following table illustrates the dilution.

Assumed initial public offering price per share of Common Stock		$18.00
Net tangible book value (deficit) per share at May 3, 2014	$(16.42)
Increase per share attributable to this offering	$2.57
As adjusted net tangible book value (deficit) per share of Common Stock after this offering		$(13.85)
Dilution per share to new investors		$(31.85)

The amounts listed above do not reflect the potential issuance of the Additional 2020 Senior Subordinated Notes or the Incremental Term Loans or the redemption of the outstanding 2018 Senior Notes with the net proceeds from such Additional Term Loans and Incremental Term

Loans, as described in “Prospectus summary—Recent developments— Incremental Term Loans.”

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share of our Common Stock would increase (decrease) our net tangible book value deficiency after giving effect to the offering by $25 million, or by $0.14 per share of our Common Stock, assuming no change to the number of shares of our Common Stock offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated expenses payable by us.

*                                         *                                         *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7473 or John F. Donnelly of our offices at (617) 235-4773.

Very truly yours,

/s/ David A. Fine

David A. Fine

cc:                                Carl S. Rubin, The Michaels Companies, Inc.
Charles M. Sonsteby, The Michaels Companies, Inc.

Jennifer N. Robinson, The Michaels Companies, Inc.

Michael J. Veitenheimer, The Michaels Companies, Inc.

D. Rhett Brandon, Simpson Thacher & Bartlett LLP